# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BM TECHNOLOGIES INC, CIK 0001725872
CUSIP: 05591L107
Title of class of securities: Common
Address of issuer's principal executive offices: 201 King of Prussia Road, Suite 650, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/24/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103646

## Reporting persons
- CSS LLC/IL: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 1,014,636; shared voting power 0; sole dispositive power 1,014,636; shared dispositive power 0; aggregate amount beneficially owned 1,014,636 (7.74% of the class)

## Item 1. Issuer
Name of issuer: BM TECHNOLOGIES INC
Address of issuer's principal executive offices: 201 King of Prussia Road Suite 650 Wayne, PENNSYLVANIA 19087

## Item 2. Person Filing
Name of person filing: CSS, LLC
Address of principal business office or, if none, residence:
1 North Wacker Drive
Suite 3075
Chicago, IL 60606
Citizenship: IL - ILLINOIS, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1014636
Percent of class: 7.74
Sole power to vote or to direct the vote: 1014636
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1014636
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The Reporting person's beneficial ownership consist of 1,014,636 warrants exercisable for 1,014,636 shares. The following calculation is based upon 12,088,000 Shares outstanding as reported on Form 8K with the Securities and Exchange Commission on October 25,02024

## Signatures
- CSS LLC/IL: Mitchell R. Bialek, CCO (01/02/2025)